2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued) - The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or State tax years under audit.   Beginning with the tax year ending December 31, 2011, the Company files consolidated federal and state income tax returns with its parent. The Company believes that it is no longer subject to examination for years prior to 2012.

3.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consists of the following:

		Estimated useful lives
Equipment and software	$ 361,439	5 years
Furniture and furniture	353,064	7 years
Leasehold improvements	292,345	10 years
	1,006,848	
Less accumulated depreciation	(430,450)	
	$ 576,398	

Depreciation expense charged to income was $ 110,057 in 2015.

4.   LEASES

The Company has several non-cancelable leases for office facilities that will expire over the next three years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2015: 2016 - $320,802, 2017 - $293,881, 2018 - $302,293, 2019 - $300,246, 2020 - $305,605, 2021 - $314,768. Rental expense, including amortization of deferred rental payments, for the Company's corporate headquarters totaled $359,741 for the year ended 2015.